EMPLOYMENT AND NONCOMPETE AGREEMENT

   THIS AGREEMENT, dated this first day of January, 1992, is made by and among DAVID H. WEDAMAN , a resident of the State of Tennessee ("Executive"); MARK VII TRANSPORTATION COMPANY, INC., a Delaware corporation ("Employer"), a wholly owned subsidiary of MNX INCORPORATED, a Missouri corporation (" MNX").


                               RECITALS

   A. Employer, MNX, and it's subsidiaries, are engaged in the business of freight transportation services, both providing and arranging transportation of goods. Subsequent references to Employer herein shall be deemed to also include MNX and its subsidiary corporations.

   B. Executive desires to continue to be employed by Employer as its Executive Vice President of Transportation
Services, and Employer desires to employ Executive in such capacity under the terms set forth herein.


                         AGREEMENT

   In consideration of the mutual promises, covenants and agreements contained herein and other good and valuable consideration, sufficiency of which is hereby acknowledged by Executive and Employer, the parties agree as follows:

1. Employment and Term of Employment.

   Employer hereby employs Executive and Executive hereby accepts employment which Employer for the term commencing on the date hereof and continuing for a period of five (5) years subsequent to January 1, 1992, unless sooner terminated as provided in Section 5.

2. Duties and Authority.

   2.01 Duties and Position of Executive. Executive shall undertake and assume the responsibility for those duties that Employer's Board of Directors shall, from time to time, assign to Executive. Executive's principal duties as of the date of this Agreement shall be and are those typically performed by an Executive Vice President of a company; however, Employer may, for any reason whatsoever, reassign Executive's duties to another person.

   Subject to appropriate action by Employer's Board of Directors, Executive has been elected as Executive Vice
President of Transportation Services of Employer; however, nothing contained in this Agreement shall be interpreted to require Employer's Board of Directors to elect Executive to any corporate office or to prevent Employer's Board of Directors, in their sole discretion and without cause, from removing Executive from an office to which he may be elected.

   Executive shall, at all times, faithfully and to the best of his ability, experience and talents, perform the duties set forth herein or to which Executive may, in the future, be assigned, always acting solely in the best interests of the Employer.

   2.02 Time Devoted to Employment. Executive shall devote a the majority of his time and attention to performance of assigned employment duties; provided, however, he shall be allowed to also pursue those separate and personal business interests which do not conflict or compete with the business of the Employer directly or indirectly. The Executive will not be involved in any transportation ventures other than those of the Employer without the advance written authorization of the Employer's Board of Directors.

   It is also understood that the Executive is not hereby precluded from engaging in limited appropriate civic, charitable or religious activities or from devoting limited amount of time to private investments that do not compete with the business of Employer.

   In the event the Employer's Board of Directors shall
reassign the duties of  Executive    as Executive Vice
President of Transportation Services to another person, the Executive shall thereafter continue to serve as a member of the Executive Committee of MNX, engaged in the consultation, performance and management of those specific projects to which he is assigned by the Employer and which are consistent with his experience and competence.

3. Compensation.

   During the term of this Agreement, Employer shall pay to Executive the following compensation:

   3.01 Base Salary. Executive shall be paid an initial base salary of One Hundred Five Thousand Dollars and No/100 Dollars ($105,000) per year ("Base Salary"), in equal monthly installments on the first day of each month. The Base Salary shall be increased annually by a minimum amount equal to the most recent annual increase in the Consumer Price Index for the area in which Memphis, Tennessee is located. The Employer's Board of Directors will review Executive's performance and adjust his Base Salary at least annually on or before each anniversary of this Agreement. The Employer's Board of Directors may increase the salary of the Executive at any time; provided, however, that the Board may not reduce the Base Salary fixed in this Agreement.

   3.02 Bonus.   In addition to the Base Salary, in each
fiscal year (commencing with the fiscal year ending December 31, 1992), Employer will provide a bonus to Executive payable within 90 days following the close of the Employer's fiscal year. The annual bonus shall be based upon pre-tax profit (computed on the basis of generally accepted accounting principles consistently applied) earned by Mark VII as compared to the annual business plan described in paragraph 5.02 (c) below, in the following amounts:


% OF BUSINESS               BONUS AS A %
PLAN PROFIT ATTAINED        OF BASE SALARY
   100%                        40%
   120%                        50%
   140%                        60%
   160%                        70%
   180%                        80%
   190%                        90%
   200%                       100%


Provided, however, in any year in which results equal to the 1992 business plan pre-tax profit are attained, Executive shall receive a minimum alternative bonus equal to 25% of base salary.

In each plan year pre-tax profit shall be reduced by the amount of the following items:

   (a) All charges of Employer to any affiliated company for services rendered, said services to be to charged at cost;

   (b) Any gain on the sale, casualty or other disposition of any capital asset of the Employer;

   (c) Any other income which was not the result of ordinary operations of the Employer.

The Board of Directors of the Employer shall make the sole and final determination of what constitutes "pre-tax earnings" as defined above.

   3.03 Car Allowance. In addition, the Executive shall receive $400 a month as a car allowance, plus the costs he incurs in operating his private automobile with respect to insurance, fuel, oil, filters, hoses, belts, license tags, one set of tires every four years and sales tax upon acquisition.

   3.04 Fringe Benefits/Vacation. Executive shall receive standard Mark VII fringe benefits, including three (3) weeks of vacation with pay each year.

   3.05 Reimbursement of Expenses. Employer shall reimburse Executive for ordinary, necessary and reasonable business expenses incurred to conduct or promote Employer's business, including travel and entertainment, provided
Executive submits an itemization of such expenses and supporting documentation therefor, all according to Employer's generally applicable procedures.


4. Nondisclosure and Noncompetition.

   Executive hereby covenants and agrees as follows:

   4.01 Confidentiality. Executive acknowledges that as a result of his employment by Employer, he has, in the past, used and acquired and, in the future, will use and acquire knowledge and information used by Employer in its business and which is not generally available to the public or to persons in the transportation industry, including, without limitation, its future products, services, patents and trademarks; designs; plans; specifications; models; computer software programs; test results; data; manuals; methods of accounting; financial information; devices; systems; procedures; manuals; internal reports; lists of shippers and carriers; methods used for and preferred by its customers; and the pricing structure of its existing and contemplated products and service, except such information known by Executive prior to his employment by Employer
("Confidential Information"). As a material inducement to Employer to enter into this Agreement, and to pay to Executive the compensation set forth herein, Executive agrees that, during the term of this Agreement and subject to the provisions of section 6.05 below, Executive shall not, directly or indirectly, divulge or disclose to any person, for any purpose, for a period of three (3) years after the termination of this Agreement, any Confidential Information, except to those persons authorized by Employer to receive Confidential Information and then only if use by such person is for Employer's benefit.

   4.02 Covenant Against Competition. During the term of this Agreement and subject to the provisions of section 6.05 below, Executive shall not have any interest in or be engaged by any business or enterprise that is in the business of providing motor freight transportation services or arranging for the transportation of goods, including any business that acts as a licensed property broker or shipper's agent, which is directly competitive with any aspect of the business Employer now conducts or which Employer is conducting or is in the process of developing at the time of any competitive actions by Executive ("Prohibited Activity") except to the extent provided in section 2. For purposes of this Section 4.02, Executive shall be deemed to have an "interest in or be engaged by a business or enterprise" if Executive acts (a) individually, (b) as a partner, officer, director, shareholder, employee, associate, agent or owner of any entity or (c) as an advisor, consultant, lender or other person related, directly or indirectly, to any business or entity that is engaging in, or is planning to engage in, any Prohibited Activity. Ownership of less than five percent (5%) of the outstanding capital stock of a publicly traded entity that engages in any Prohibited Activity shall not be a violation of this Section 4.02.

   4.03 Employment of Other Employees by Executive.
During the term of this Agreement and, subject to the provisions of section 6.05 below, for a period of three (3) years after the termination of this Agreement , Executive shall not directly or indirectly solicit for employment, or employ, except on behalf of Employer, any person who was an employee of Employer at any time during the six (6) months preceding such solicitation or employment.

   4.04 Judicial Amendment. If a court of competent jurisdiction determines any of the limitations contained in this Agreement are unreasonable and may not be enforced as herein agreed, the parties hereto expressly agree this Agreement shall be amended to delete all limitations judicially determined to be unreasonable and to substitute for those limitations found to be unreasonable the maximum limitations such court finds to be reasonable under the circumstances.

   4.05 Irreparable Injury. Executive acknowledges that his abilities and the services he will provide to Employer are unique and that his failure to perform his obligations under this Section 4 would cause Employer irreparable harm and injury. Executive further acknowledges that the only adequate remedy is one that would prevent him from breaching the terms of Section 4. As a result, Executive and Employer agree that Employer's remedies may include preliminary injunction, temporary restraining order or other injunctive relief against any threatened or continuing breach of this
Section 4 by Executive.  Nothing contained in this Section
4.05 shall prohibit Employer from seeking and obtaining any other remedy, including monetary damages, to which it may be entitled.

5. Termination.

   5.01 Events Causing Termination. This Agreement shall terminate upon the first of the following events to occur:

   a)   At the end of  five (5) years subsequent to January
1, 1992;

   b)   On the date of Executive's death;

   c) At Employer's option, upon Executive's disability as defined in section 5.02 (a) below, effective on the day
Executive receives notice from Employer that it is exercising its option granted by this Section to terminate this Agreement;

   d) On the day Executive receives written notice from Employer that Executive's employment is being terminated for cause, as defined in section 5.02 (b) below;

   e) Fifteen (15) days after receipt by Executive of notice from Employer specifying any act of insubordination or failure to comply with any instructions of Employer's Board of Directors or any act or omission that Employer's Board of Directors believes, in good faith, materially does, or may, adversely affect Employer's business or operations provided Executive fails to remedy or cease said acts within said fifteen (15) day period;

   f) On the date Executive resigns or, at the Employer's option, the date Executive commits any act that is a material breach of this Agreement; and

   g) At Executive's option, on the date Employer commits any act that is a material breach of this Agreement.

   h) At Employer's option, upon the failure of Executive to attain the performance standards of Section 5.02 (c) below.

   5.02 Definitions. For purposes of Section 5.01 the following definitions shall apply:

   a) "Disability" means Executive's inability, because of sickness or other incapacity, whether physical or mental, to perform his duties under this Agreement for a period in excess of one hundred eighty (180) substantially consecutive days, as professionally determined by two medical doctors licensed to practice medicine, one of which is selected by the Employer and one of which is selected by the Executive. In the event the doctors should disagree as to whether the Executive is disabled, they shall select a third licensed medical doctor to make such termination which shall be binding on the parties hereto.

   b) "Cause" means (i) a willful failure by Executive to substantially perform his duties hereunder, other than a failure resulting from Executive's incapacity to do so because of physical or mental illness, (ii) a willful act by Executive that constitutes gross misconduct and which is materially injurious to Employer, (iii) Executive's commitment of any act of dishonesty toward Employer, theft of corporate property or unethical business conduct or (iv) Executive's conviction of any felony involving dishonest, or immoral conduct.

   c) "Business Plan" means that the Executive has participated in the preparation of a business plan of Mark VII for 1992, which has been submitted to, and approved by, the Board of Directors of MNX. For each calendar year thereafter, through and including 1996, annual business plans shall be submitted to, and approved by, the Board of Directors of MNX, which shall constitute the basis of annual performance reviews. If, at the time of any such annual performance review, Employer has attained less than 50% of the pre-tax profit projected in plan, then the Employer shall, in its sole and exclusive discretion, have the right to terminate this Agreement pursuant to Section 5.01 (h) above.


6. Payments Upon Termination.

   6.01 Payments Upon Executive's Death, Disability or
Failure to Make Plan. Upon the termination of this Agreement pursuant to Section 5.01 (b) (death), Section
5.01 (c) (disability) or Section 5.01 (h) (failure to make plan), Employer shall pay, or cause to be paid, to Executive, his designated beneficiary or his legal representative,

   a) the Base Salary and fringe benefits through the period ending twelve (12) months after occurrence of the event causing termination; and

   b) all necessary, ordinary, and reasonable business expenses incurred by Executive prior to termination of this Agreement.

Employer shall not be obligated to make any other payments to Executive.

   6.02 Payments Upon Expiration of Term or Termination, for Cause, Insubordination, Resignation or Breach by Executive. Upon termination of this Agreement pursuant to
Section 5.01 (a) (lapse of term), Section 5.01 (d) (cause),
Section 5.01 (e) (insubordination), or Section 5.01 (f) (resignation or breach by Executive), Employer shall pay, or cause to be paid, to Executive,

   a) the Base Salary and fringe benefits for the period ending on the date this Agreement is terminated pursuant to the appropriate subsection of Section 5.01; and

   b) all necessary, ordinary, and reasonable business expenses incurred by Executive prior to termination hereof.

Employer shall not be obligated to make any other payments to Executive.

6.03 Payments Upon Termination for Breach by Employer. Upon termination of this Agreement pursuant to Section 5.01 (g) (Employer's breach), Employer shall pay to Executive all of the compensation set forth in Section 3, excepting bonus pursuant to Section 3.02, thru December 31, 1996. All compensation paid by Employer under the terms of this
Section 6.03 shall be paid in the manner set forth in
Section 3.

   6.04 Payment of Amounts Due Upon Termination and
Mitigation.  If Executive is entitled to payment of Base
Salary, fringe benefits or business expenses upon termination of this Agreement, Employer shall make said payments within the ordinary course of its business and pursuant to the terms hereof. All such payments shall be reduced by the amount of compensation earned by the Executive from other employment.

   6.05 Effect of Termination on Nondisclosure, Noncompete and Nonsolicitation Provisions.

   a)   All of the provisions of Section 4
(confidentiality, noncompete and nonemployment of other employees ) of this Agreement shall survive termination hereof pursuant to Section 5.01 (d) (cause), Section 5.01
(e) (insubordination) or Section 5.01 (f) (resignation) even though the remaining terms and provisions of this Agreement shall be void, including the terms of Section 3 (compensation).

   b)   Upon termination of this Agreement pursuant to
Section 5.01 (a) (lapse of term) or Section 5.01 (h)
(failure to make plan), Employer may elect to continue the obligations of Executive set forth in Section 4
(confidentiality, noncompete and nonemployment or other employees) for so long as the Employer continues to provide all compensation set forth in Section 3, but not to exceed three years subsequent to termination.

   c)   Upon termination pursuant to Section 5.01 (c)
(disability) the provisions of Section 4 (confidentiality, noncompete and nonemployment of other employees) shall survive for one year thereafter.

   d)   Upon termination of this Agreement pursuant to
Section 5.01 (g) (Employer breach), all of the provisions of
Section 4 (confidentiality, noncompete and nonemployment of other employees) shall be void.

   6.06 Provisions Void Upon Termination. Except as specifically provided herein to the contrary, all terms and provisions of this Agreement shall be void upon any termination hereof.

7. Conflict of Interest.

   During the term of this Agreement, Executive shall not, directly or indirectly, have any interest in any business which is a supplier of Employer without the express written consent of Employer's Board of Directors. Such interest shall include, without limitation, an interest as a partner, officer, director, stockholder, advisor or employee of or lender to such a supplier. An ownership interest of less than five percent (5%) in a supplier whose stock is publicly held or regularly traded shall not be a violation of this
Section 7.

8. Indemnification of Executive

   The Employer will indemnify the Executive and hold him harmless (including reasonable attorney fees and expenses) to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding in which the Executive is a party or witness as a result of his employment with the Employer. This indemnification shall survive the termination of this Agreement.


9. General Provisions.

   9.01 Location of Employment. Executive's principal office shall be located at Memphis, Tennessee , or at such other location where Employer and Executive shall mutually agree.

   9.02 Assignment. Neither party may assign any of the rights or obligations under this Agreement without the express written consent of the other party. For purposes of the foregoing sentence, the term "assign" shall not include an assignment of this Agreement by written agreement or by operation of law to any of Employer's wholly owned subsidiaries.

   9.03 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties' heirs, successors and assigns, to the extent allowed herein.

   9.04 Severability. The provisions of this Agreement are severable. The invalidity or unenforceability of any one or more of the provisions hereof shall not affect the validity or enforceability of any other part of this Agreement.

   9.05 Waiver. Waiver of any provision of this Agreement or any breach thereof by either party shall not be construed to be a waiver of any other provision or any subsequent breach of this Agreement.

   9.06 Notices. Any notice or other communication required or permitted herein shall be sufficiently given if delivered in person or sent by certified mail, return receipt requested, postage prepaid, addressed to:

 Employer:   MNX Incorporated
             P.O. Box 939
             5310 St. Joseph Avenue
             St. Joseph, Missouri 64505
             Attention: Chairman of the Board

 cc:         Randy Sunberg
             Shook, Hardy & Bacon
             One Kansas City Place
             1200 Main Street
             Kansas City, Missouri 64105

 Executive:  David H. Wedaman
             1847 Woodridge Cove
             Memphis, Tennessee 38138

or such other address as shall be furnished in writing by any such party. Any notice sent by the above-described method shall be deemed to have been received on the date personally delivered or so mailed. Notices sent by any other method shall be deemed to have been received when actually received by the addressee or its or his authorized agent.

   9.07 Applicable Law. Except to the extent preempted by federal law, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Missouri, without considering its laws or rules related to choice of law.

   9.08 Jurisdiction and Venue. Subject to the arbitration provision in section 9.11 below, the parties hereby consent, and waive any objection, to the jurisdiction of either the Circuit Court of Buchanan County, Missouri or the United States District Court for the Western District of Missouri over the person of either party for purposes of any action brought under or as the result of a breach of this Agreement. The parties agree that their execution of this Agreement constitutes doing or conducting business within the State of Missouri. The parties further consent that venue of any action brought under or as the result of a breach of this Agreement shall be proper in either of the above named courts and they each waive any objection thereto.

   9.09 Ownership and Return of Documents and Objects.
Every plan, drawing, blueprint, flowchart, listing of source or object code, notation, record, diary, memorandum, worksheet, manual or other document, magnetic media and every physical object created or acquired by Executive as part of his employment by Employer, or which relates to any aspect of Employer's business, is and shall be the sole and exclusive property of Employer. Executive shall, immediately upon Employer's request or upon termination of this Agreement for any reason, deliver to Employer each and every original, copy, complete or partial reproduction, abstract or summary, however reproduced, of all documents and all original and complete or partial reproductions of all magnetic media or physical objects owned by Employer then in Executive's possession.

   9.10 Attorney's Fees. Subject to the arbitration provision in Section 9.11 below, if either party brings an action to enforce the terms hereof, the prevailing party in such action, on trail or appeal, shall be entitled to its reasonable attorney's fees, costs and expenses to be paid by the losing party as fixed by the court.

   9.11 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration
Association and judgement upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

   WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.
                  THIS AGREEMENT CONTAINS A BINDING
                  ARBITRATION PROVISION WHICH MAY BE
                  ENFORCED BY THE PARTIES.

                  MNX INCORPORATED

                  By:  /s/ R.C. Matney
                  ------------------------------
                  R.C. Matney, Chairman



                  MARK VII TRANSPORTATION CO., INC.
                  By:  /s/ R.C. Matney
                  -----------------------------
                  R.C. Matney, President

                  /s/ David H. Wedaman
                  -----------------------------
                  David H. Wedaman , in his
                  individual capacity (Executive)